Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of April 28, 2005

by and among

FIRST COMMUNITY BANCORP

and

FIRST AMERICAN BANK

TABLE OF CONTENTS

ARTICLE I	CERTAIN DEFINITIONS

1.01.	Certain Definitions

ARTICLE II	THE MERGER

2.01.	The Merger
(a)	The Combination
(b)	Articles of Incorporation and By-Laws
(c)	Directors and Officers
(d)	Effect of the Merger
2.02.	Effective Time

ARTICLE III	CONSIDERATION; EXCHANGE PROCEDURES

3.01.	Effect on Capital Stock
(a)	Outstanding Company Common Stock
(b)	Outstanding Merger Subsidiary Common Stock
(c)	Dissenters’ Shares
(d)	Cancellation of Certain Shares
3.02.	Rights as Shareholders; Stock Transfers
3.03.	Exchange Procedures
(a)	Paying Agent
(b)	Exchange of Certificates for Cash
(c)	No Liability
(d)	Unclaimed Funds
(e)	Lost, Stolen or Destroyed Certificates
(f)	Withholding Rights
3.04.	Dissenters’ Rights

ARTICLE IV	ACTIONS PENDING ACQUISITION

4.01.	Forbearances of the Company
(a)	Ordinary Course
(b)	Capital Stock
(c)	Dividends; Etc.
(d)	Compensation; Employment Agreements; Etc.
(e)	Hiring
(f)	Benefit Plans
(g)	Dispositions
(h)	Acquisitions
(i)	Capital Expenditures
(j)	Governing Documents

i

(k)	Accounting Methods
(l)	Contracts
(m)	Claims
(n)	Adverse Actions
(o)	Risk Management
(p)	Indebtedness
(q)	Loans
(r)	Investments
(s)	Taxes
(t)	Commitments
4.02.	Forbearances of Parent
(a)	Ordinary Course
(b)	Adverse Actions
(c)	Commitments

ARTICLE V	REPRESENTATIONS AND WARRANTIES

5.01.	Disclosure Schedules
5.02.	Representations and Warranties of the Company
(a)	Organization, Standing and Authority
(b)	Company Capital Stock
(c)	Subsidiaries
(d)	Corporate Power
(e)	Corporate Authority
(f)	Regulatory Approvals; No Violations
(g)	Financial Reports and SEC Documents; Material Adverse Effect
(h)	Litigation
(i)	Regulatory Matters. (i)
(j)	Compliance With Laws
(k)	Material Contracts; Defaults
(l)	No Brokers
(m)	Employee Benefit Plans
(n)	Labor Matters
(o)	Environmental Matters
(p)	Tax Matters
(q)	Risk Management Instruments
(r)	Books and Records
(s)	Insurance
(t)	Allowance For Loan Losses
(u)	Transactions With Affiliates
(v)	Real Property
(w)	Title
(x)	Intellectual Property
(y)	Trust Business

(z)	Shareholder Agreements
5.03.	Representations and Warranties of Parent
(a)	Organization, Standing and Authority
(b)	Corporate Power
(c)	Corporate Authority
(d)	Regulatory Approvals; No Violations
(e)	Available Funds
(f)	Regulatory Matters
(g)	Compliance With Laws
(h)	No Brokers

ARTICLE VI	COVENANTS

6.01.	Reasonable Best Efforts
6.02.	Shareholder Approval
6.03.	Proxy Statement
6.04.	Press Releases
6.05.	Access; Information; Confidentiality
6.06.	Stock De-listing
6.07.	Acquisition Proposals
6.08.	Regulatory Applications
6.09.	Indemnification; Director’s and Officer’s Insurance
6.10.	Benefit Plans
6.11.	Notification of Certain Matters
6.12.	Covenant Relating to the Tax Status of the Agreement
6.13.	Human Resources Issues
6.14.	Third-Party Agreements
6.15.	Shareholder Agreements
6.16.	Additional Agreements
6.17.	Pre-Closing Adjustments
6.18.	Company Stock Options
6.19.	Non-Solicitation Agreement
6.20.	Parent Offering
6.21.	Deferred Compensation Program
6.22.	Investment Portfolio
6.23.	Progressive Litigation
6.24.	Special Distribution

ARTICLE VII	CONDITIONS TO CONSUMMATION OF THE MERGER

7.01.	Conditions to Each Party’s Obligation to Effect the Merger
(a)	Shareholder Approvals
(b)	Regulatory Approvals
(c)	No Injunction; No Litigation
7.02.	Conditions to Obligation of the Company to Effect the Merger

(a)	Representations and Warranties
(b)	Performance of Obligations of Parent
7.03.	Conditions to Obligation of Parent to Effect the Merger
(a)	Representations and Warranties
(b)	Updated Disclosure Schedule
(c)	Performance of Obligations of Company
(d)	Non-Solicitation Agreement
(e)	Shareholders Agreement
(f)	Shareholders’ Equity and Reserves
(g)	Closing Financial Statements
(h)	Quarterly Financial Statements
(i)	Consents
(j)	Transaction Expenses
(k)	Directors’ Resignations
(l)	Dissenting Shareholders

ARTICLE VIII	TERMINATION

8.01.	Termination by Mutual Consent
8.02.	Termination by Either Parent or the Company
8.03.	Termination by the Company
8.04.	Termination by Parent
8.05.	Effect of Termination and Abandonment

ARTICLE IX	MISCELLANEOUS

9.01.	Survival
9.02.	Waiver; Amendment
9.03.	Counterparts
9.04.	Governing Law, Jurisdiction and Venue; Waiver of Jury Trial
9.05.	Expenses
9.06.	Notices
9.07.	Entire Understanding; No Third Party Beneficiaries
9.08.	Effect
9.09.	Severability
9.10.	Enforcement of the Agreement
9.11.	Interpretation
9.12.	Assignment

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 28, 2005 (this “Agreement”), by and between FIRST COMMUNITY BANCORP, a California corporation (“Parent”), and FIRST AMERICAN BANK, a California state-chartered bank (the “Company”).

RECITALS

A.                                   Parent.  Parent is a bank holding company organized under the laws of the State of California and registered as a bank holding company pursuant to the Bank Holding Company Act of 1956, as amended, having its principal place of business in Rancho Santa Fe, California.

B.                                     The Company.  The Company is a California state-chartered bank, having its principal place of business in Rosemead, California.

C.                                     Merger Subsidiary.  Following the execution of this Agreement, Parent shall form, or shall cause one of its wholly-owned Subsidiaries to form, a merger subsidiary (“Merger Subsidiary”), all of the issued and outstanding capital stock of which shall be owned by Parent or one of its wholly-owned Subsidiaries, as the case may be.

D.                                    Intention of the Parties.  It is the intention of the parties to this Agreement that the business combination contemplated hereby be treated as a purchase of all of the stock of the Company by Parent for U.S. federal income tax purposes and that for such purposes the transitory existence of Merger Subsidiary be ignored.

E.                                      Board Action.  The respective Boards of Directors of Parent and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the merger of Merger Subsidiary with and into the Company (the “Merger”) and other transactions contemplated by this Agreement.

F.                                      Shareholder Agreements.  As a condition to, and simultaneously with, the execution of this Agreement, each shareholder of the Company listed on Schedule F hereto (the “Shareholders”) is entering into an agreement, in the form of Exhibit A hereto (collectively, the “Shareholder Agreements”), pursuant to which each Shareholder has agreed, among other things, to vote his or her shares in favor of the principal terms of the Merger.

G.                                     Non-Solicitation Agreement.  As a condition to, and simultaneously with, the execution of this Agreement, each director of the Company and each other person listed on Schedule G hereto (the “Executives”) is entering into a non-solicitation agreement with Parent in the form of Exhibit B hereto (the “Non-Solicitation Agreement”).

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.01.                        Certain Definitions.  The following terms are used in this Agreement with the meanings set forth below:

“Acknowledgement and Waiver” has the meaning set forth in Section 6.18.

“Acquisition Proposal” has the meaning set forth in Section 6.07.

“Adjusted Shareholders’ Equity” has the meaning set forth in Section 7.03(f).

“Advisors” has the meaning set forth in Section 7.03(f).

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

“Agreement of Merger” means the agreement of merger to be filed with the California Secretary substantially in the form attached hereto as Exhibit C.

“ALL” has the meaning set forth in Section 5.02(t).

“Bank Insurance Fund” means the Bank Insurance Fund maintained by the FDIC.

“Bank Secrecy Act” means the Currency and Foreign Transaction Reporting Act (31 U.S.C. Section 5311 et seq.), as amended.

“Benefit Plans” has the meaning set forth in Section 5.02(m).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States Federal government or any day on which banking institutions in the State of California are authorized or obligated to close.

“California Secretary” means the California Secretary of State.

“CCC” means the California Corporations Code.

“CDFI” means the California Department of Financial Institutions.

“Certificate” has the meaning set forth in Section 3.01(b).

“CGCL” means the California General Corporation Law.

“Closing” has the meaning set forth in Section 6.17.

“Closing Financial Statements” has the meaning set forth in Section 7.03(g).

“Code” means the Internal Revenue Code of 1986, as amended.

“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Articles” means the Articles of Incorporation of the Company.

“Company Board” means the Board of Directors of the Company.

“Company By-Laws” means the By-Laws of the Company.

“Company Common Stock” means the common stock, no par value per share, of the Company.

“Company Intellectual Property Rights” has the meaning set forth in Section 5.02(x).

“Company Loan Property” has the meaning set forth in Section 5.02(o).

“Company Meeting” has the meaning set forth in Section 6.02.

“Company Stock Options” means issued and outstanding options to acquire Company Common Stock which were granted under the Company Stock Option Plan.

“Company Stock Option Plan” means the 1995 Stock Option Plan of the Company, as amended.

“Company Termination Fee” has the meaning set forth in Section 8.05(c).

“Contract” or “Contracts” has the meaning set forth in Section 5.02(f).

“Costs” has the meaning set forth in Section 6.09(a).

“Derivatives Contract” has the meaning set forth in Section 5.02(q).

“Disclosure Schedule” has the meaning set forth in Section 5.01.

“Dissenters’ Shares” has the meaning set forth in Section 3.01(c).

“Dissenting Shareholder” means any holder of Dissenters’ Shares.

“Effective Time” has the meaning set forth in Section 2.02.

“Employees” has the meaning set forth in Section 5.02(m).

“Environmental Law” has the meaning set forth in Section 5.02(o).

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act (15 U.S.C. Section 1691 et seq.) as amended.

“Equity Sale Date” has the meaning set forth in Section 8.05(c).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.02(m).

“ERISA Plans” has the meaning set forth in Section 5.02(m).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Fund” has the meaning set forth in Section 3.03(a).

“Executives” has the meaning set forth in the recitals to this Agreement.

“Fair Housing Act” means the Fair Housing Act (420 U.S.C. Section 3601 et seq.), as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve Act” means the Federal Reserve Act, as amended.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles in the United States, consistently applied over the period involved.

“Governmental Authority” means any federal, state or local court, governmental, legislative, judicial, administrative or regulatory authority (including, without limitation, any Regulatory Authorities), agency, commission or other governmental entity.

“Hazardous Substance” has the meaning set forth in Section 5.02(o).

“Home Mortgage Disclosure Act” means the Home Mortgage Disclosure Act (12 U.S.C. Section 2801 et seq.), as amended.

“Indemnified Party” or “Indemnified Parties” has the meaning set forth in Section 6.09(a).

“Insurance Cap” has the meaning set forth in Section 6.09(c).

“Insurance Policies” has the meaning set forth in Section 5.02(s).

“In-the-Money Company Stock Options” has the meaning set forth in Section 3.01(a).

“IRS” means the Internal Revenue Service.

“KBW “ has the meaning set forth in Section 5.02(e).

“Knowledge” of the Company, Merger Subsidiary or Parent, as the case may be, means to the actual knowledge after reasonable investigation of any director or any officer with the title of Executive Vice President or above of the Company, Merger Subsidiary or Parent, as the case may be, or any employee of the Company, Merger Subsidiary or Parent, as the case may be, with primary responsibility for the subject matter as to which knowledge is at issue.

“Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, equity encumbrance or any other encumbrance or exception to title of any kind.

“Loan Committee” means the Loan Committee of the Company Board.

“Material Adverse Effect” means (i)  with respect to the Company, any effect, circumstance, occurrence or change that is material and adverse to the financial position, results of operations, business or prospects of the Company, and (ii) with respect to either Parent or the Company, any effect, circumstance, occurrence or change that would materially impair the ability of either Parent or the Company, respectively, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that for purposes of clause (i), a Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by Governmental Authorities that apply to both Parent and the Company, (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally that apply to both Parent and the Company, (c) changes in general economic conditions or interest rates affecting banks and their holding companies generally, except to the extent such changes disproportionately affect the Company.

“Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 3.01(a).

“Merger Subsidiary” has the meaning set forth in the Recitals to this Agreement.

“Merger Subsidiary Common Stock” means the common stock, par value per share to be determined, of Merger Subsidiary.

“Multiemployer Plan” has the meaning set forth in Section 5.02(m).

“Nasdaq” means The Nasdaq Stock Market, Inc.

“National Labor Relations Act” means the National Labor Relations Act, as amended.

“Non-Solicitation Agreement” has the meaning set forth in the Recitals to this Agreement.

“Parent” has the meaning set forth in the preamble to the Agreement.

“Parent Board” means the Board of Directors of Parent.

“Parent Severance Policy” has the meaning set forth in Section 6.10(f).

“Parent Termination Fee” has the meaning set forth in Section 8.05(b).

“Paying Agent” has the meaning set forth in Section 3.03(a).

“Pension Plan” has the meaning set forth in Section 5.02(m).

“Person” means any individual, bank, corporation (including not for profit), joint stock company, business trust, general or limited partnership, limited liability company, joint venture, estate, business trust, association, organization, Governmental Authority or other entity of any kind or nature.

“Professional Fees” has the meaning set forth in Section 7.03(f)

“Progressive Litigation” has the meaning set forth in Section 6.23.

“Proxy Statement” has the meaning set forth in Section 6.03(a).

“Regulatory Authorities” has the meaning set forth in Section 5.02(i).

“Regulatory Filings” has the meaning set forth in Section 5.02(g).

“Rights” means, with respect to any Person, the stock options, stock appreciation rights, warrants and any other securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or other instrument the value of which is determined in whole or in part by reference to the market price or value of, any shares of capital stock or any other property or assets of such Person.

“SEC” means the U.S. Securities and Exchange Commission, or any successor agency thereto.

“SEC Documents” has the meaning set forth in Section 5.02(g).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholder” has the meaning set forth in the preamble to this Agreement.

“Shareholder Agreements” has the meaning set forth in the recitals to this Agreement.

“Shareholders’ Equity Measuring Date” has the meaning set forth in Section 7.03(f).

“Share” and “Shares” have the meanings set forth in Section 3.01(b).

“Special Distribution Amount” has the meaning set forth in Section 6.24.

“Subsidiary” means, as to any Person, a corporation, limited liability company, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, limited liability company, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.

“Superior Proposal” has the meaning set forth in Section 6.07.

“Surviving Bank” has the meaning set forth in Section 2.01(a).

“Tax” and “Taxes” (including, without correlative meaning, “Taxable”) mean all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, imposed by any taxing authority whether arising before, at or after the Effective Time, together with interest, additions or penalties thereto and any interest in respect of such interest and penalties.

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with any taxing authority having jurisdiction over the Company at or before the Effective Time with respect to any Taxes including, without limitation, any documentation required to be filed with any taxing authority or to be retained by the Company in respect of information reporting requirements imposed by the Code or any similar foreign, state or local law.

“Third Party Intellectual Property Rights” has the meaning set forth in Section 5.02(x).

“Transferred Employees” has the meaning set forth in Section 6.10(a).

“Treasury Shares” has the meaning set forth in Section 3.01(d).

“USA Patriot Act” means the USA Patriot Act (Pub. L. No. 107-56).

ARTICLE II

THE MERGER

2.01.                        The Merger.

(a)                                  The Combination.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall consummate the Merger with the Company and the separate corporate existence of Merger Subsidiary shall cease.  The Company shall be the surviving corporation in the Merger, and shall continue to exist as a California state-chartered bank (sometimes hereinafter referred to as the “Surviving Bank”) with all its rights, privileges, immunities, powers and franchises continuing unaffected by the Merger.  Immediately after the Merger, the Company will be merged with and into a wholly-owned Subsidiary of Parent.  Parent may, at any time prior to the Effective Time (including, to the extent permitted by applicable law, after the Company’s shareholders have approved the principal terms of the Merger) change the method of effecting the combination of Merger Subsidiary with the Company (including, without limitation, the provisions of this Article II ) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be paid to holders of Company Common Stock as provided for in this Agreement, (ii) prevent, materially impede or materially delay consummation of the Merger or the other transactions contemplated by this Agreement or (iii) otherwise be materially prejudicial to the interests of the shareholders of the Company.

(b)                                 Articles of Incorporation and By-Laws.  The articles of incorporation and by-laws of the Company immediately after the Effective Time shall be those of the Company as in effect immediately prior to the Effective Time.

(c)                                  Directors and Officers.  The directors and officers of the Company immediately after the Effective Time shall be the directors and officers of Merger Subsidiary immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified.

(d)                                 Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in § 1107 of the CCC, including any rules or regulations promulgated thereunder.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of Merger Subsidiary shall vest in the Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of Merger Subsidiary shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Company.

2.02.                        Effective Time.  Subject to the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), the Merger shall become effective on such date as Parent selects (and promptly provides notice thereof to the Company); provided, however, that such effective date shall be within ten (10) days after such satisfaction or waiver or, at the election of Parent, on the last Business Day of the month in which such tenth day occurs or, if such tenth day occurs on one of the last five (5) Business Days of such month, on the last Business Day of the succeeding month, or on such earlier or later date as may be agreed upon in writing by the parties.  The “Effective Time” of the Merger shall be the time of the filing of the Agreement of Merger with the California Secretary of State on such date.

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

3.01.                        Effect on Capital Stock.  At the Effective Time, as a result of the Merger and without any action on the part of any holder of shares of Company Common Stock:

(a)                                  Outstanding Company Common Stock.  Each share of Company Common Stock, excluding Treasury Shares and Dissenters’ Shares, issued and outstanding immediately prior to the Effective Time (each, a “Share” and, collectively, “Shares”) shall become and be converted into the right to receive, in cash and without interest, the Merger Consideration (as defined below).  At the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any Shares (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.  “Merger Consideration” shall be calculated immediately prior to the Effective Time jointly by Parent and the Company and shall mean an amount equal to (i) the sum of (x) $62,300,000 plus (y) the aggregate exercise price of all In-the-Money Company Stock Options (as defined below) outstanding immediately prior to the Effective Time, plus (z) the Special Distribution Amount divided by (ii) the sum of (x) the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time, plus (y) the total number of shares of Company Common Stock subject to such In-the-Money Company Stock Options.  “In-the-Money Company Stock Options” shall mean those Company Stock Options having an exercise price of less than $24.95 per share;

(b)                                 Outstanding Merger Subsidiary Common Stock.  Each share of Merger Subsidiary Common Stock issued and outstanding immediately prior to the Effective Time shall become and be converted into one duly and validly issued, fully paid and nonassessable share of the Surviving Bank;

(c)                                  Dissenters’ Shares.  All shares of Company Common Stock that are “dissenting shares” within the meaning of CCC §1300 (“Dissenters’ Shares”) shall not be converted into or represent a right to receive the Merger Consideration hereunder unless and until such shares have lost their status as dissenting shares under CCC §1300, at which time such shares shall be converted into the right to receive the Merger Consideration; and

(d)                                 Cancellation of Certain Shares.  Any shares of Company Common Stock held directly or indirectly by Parent (or any of its Subsidiaries) or by the Company, other than those held in a fiduciary capacity or as a result of debts previously contracted (“Treasury Shares”), shall automatically be cancelled and retired and shall cease to exist at the Effective Time and no consideration shall be issued in exchange therefor.

3.02.                        Rights as Shareholders; Stock Transfers.  At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, shareholders of the Company other than to receive the Merger Consideration.   After the Effective Time, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock.

3.03.                        Exchange Procedures.

(a)                                  Paying Agent.  At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent to be engaged by Parent (the “Paying Agent”), for the benefit of the holders of Shares an amount that, together with the Special Distribution Amount, constitutes the aggregate amount of Merger Consideration payable in respect of Shares pursuant to Section 3.01(b) upon surrender of Certificates (the “Exchange Fund”), it being understood that any and all interest or income earned on funds made available to the Paying Agent pursuant to this Agreement shall be turned over to Parent.

(b)                                 Exchange of Certificates for Cash.  As soon as practicable after the Effective Time, but in no event later than five (5) Business Days thereafter, Parent shall cause the Paying Agent to mail to each former holder of record of Shares (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof and, if required, indemnities in accordance with Section 3.03(e)) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.  Upon surrender of a Certificate for cancellation to the Paying Agent (or an affidavit of loss in lieu thereof and, if required, an indemnity in accordance with Section 3.03(e)) together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration (after giving effect to any required Tax deductions and withholdings in accordance with Section 3.03(f)), and the Certificates so surrendered shall forthwith be cancelled.  No interest will be paid or accrued on any amount payable upon due surrender of the Certificates.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, the proper amount of the Merger Consideration may be paid in exchange therefor to a Person other than the Person in whose name the Certificate so delivered is registered if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable Taxes have been paid.

(c)                                  No Liability.  Notwithstanding the foregoing, neither the Paying Agent nor any party hereto shall be liable to any former holder of Shares for any amount properly delivered to a Governmental Authority pursuant to applicable abandoned property, escheat or similar laws.

(d)                                 Unclaimed Funds.  Any portion of the Exchange Fund that remains unclaimed by former holders of Shares more than one hundred eighty (180) days after the Effective Time shall be paid to Parent.  Any former holders of Shares who have not theretofore complied with this Article III shall thereafter look only to Parent for payment of the Merger Consideration  deliverable in respect of their Shares upon due surrender of their Certificates (or affidavits of loss in lieu thereof) pursuant to this Article III, in each case, without any interest thereon.

(e)                                  Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect of any Shares represented by such Certificate.

(f)                                    Withholding Rights.  Parent or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as Parent or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law.  To the extent that amounts are so deducted and withheld by Parent or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by Parent or the Paying Agent.

3.04.                        Dissenters’ Rights.  (a)  Any Dissenting Shareholder who shall be entitled to be paid the value of such shareholder’s shares of Company Common Stock, as provided in §1300 of the CCC, shall not be entitled to Merger Consideration in respect thereof provided for under Section 3.01 unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such Dissenting Shareholder’s right to dissent from the Merger under the CCC, and shall be entitled to receive only the payment provided for by §1300 of the CCC with respect to such Dissenters’ Shares.

(b)                                 If any Person who otherwise would be deemed a Dissenting Shareholder shall have failed to properly perfect or shall have effectively withdrawn or lost such right to dissent, each share of Company Common Stock held by such Dissenting Shareholder shall be deemed not to be a Dissenting Share and shall be converted  into the right to receive the Merger Consideration.

(c)                                  The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands and any other instruments served pursuant to applicable law received by the Company relating to shareholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Dissenters’ Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

ARTICLE IV

ACTIONS PENDING ACQUISITION

4.01.                        Forbearances of the Company.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Parent, which consent shall not be unreasonably withheld, the Company will not:

(a)                                  Ordinary Course.  Conduct the business of the Company other than in the ordinary and usual course or fail to use its commercially reasonable efforts to preserve its business organization and assets intact and maintain its rights, franchises, powers and privileges and its existing relations and goodwill with customers, suppliers, creditors, lessors, lessees, employees and business associates, take any action that would adversely affect or delay the ability of the Company or Parent to perform any of their obligations on a timely basis under this Agreement, or take any action that would be reasonably likely to have a Material Adverse Effect on the Company.

(b)                                 Capital Stock.  Other than with respect to the Rights and shares of Company Common Stock issuable in respect thereof set forth in Schedule 4.01(b) of the Disclosure Schedule and outstanding on the date hereof, (i) issue, sell, dispose of, permit to become outstanding, authorize the creation of, pledge or encumber any shares of capital stock or any Rights, (ii) enter into any agreement with respect to (i) above or (iii) permit any additional shares of capital stock to become subject to grants of employee or director stock options, other Rights or similar stock-based employee rights.

(c)                                  Dividends; Etc.  Other than as set forth in Schedule 4.01(c) of the Disclosure Schedule, (i) make, declare, pay or set aside for payment any dividend payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock or (ii) directly or indirectly adjust, split, combine, reclassify, redeem, purchase or otherwise acquire any shares of its capital stock.

(d)                                 Compensation; Employment Agreements; Etc.  Enter into, renew or allow to renew automatically, make any new grants of awards under, amend or otherwise modify any employment, consulting, transition, termination, severance or similar agreements or arrangements with any director, officer, employee or consultant of the Company or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (provided that Parent is given five (5) Business Days’ advance written notice thereof) (i) for normal individual increases in compensation to employees in the ordinary and usual course of business consistent with past practice, provided that no such increase shall result in an annual adjustment of more than 5%, (ii) for other changes that are required by applicable law, or (iii) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 4.01(d) of the Disclosure Schedule.  Without limiting the generality of the foregoing, the Company shall not grant or approve the grant of any new stock options under the Company Stock Option Plan.

(e)                                  Hiring.  Hire any person as an employee of the Company or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 4.01(e) of the Disclosure Schedule and (ii) persons hired to fill any vacancies arising after the date hereof and whose employment is terminable at the will of the Company, and whose base salary, including any guaranteed bonus or any similar bonus, does not exceed $50,000 per annum.

(f)                                    Benefit Plans.  Except (i) as may be required by applicable law, (ii) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 4.01(f) of the Disclosure Schedule, or (iii) as otherwise required by this Agreement, enter into, terminate, establish, adopt or amend any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of the Company or take any action to accelerate the vesting, accrual or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.  Without limiting the generality of the foregoing, the Company shall not amend or modify the Company Stock Option Plan or enter into, amend or modify any option agreement under the Company Stock Option Plan or take any other action which has the effect of increasing the Company’s obligations or liabilities pursuant to the Company Stock Option Plan.

(g)                                 Dispositions.  Sell, transfer, lease, license, guarantee, mortgage, pledge, encumber or otherwise create any Lien on, dispose of or discontinue any of its assets, deposits, business or properties (other than sales of loans and loan participations made in the ordinary and usual course of business consistent with past practice and pursuant to Section 4.01(q)) except in the ordinary and usual course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company.

(h)                                 Acquisitions.  Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of indebtedness previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, deposits, business or properties of any other Person (other than purchases of loans and loan participations made in the ordinary and usual course of business consistent with past practice and pursuant to Section 4.01(q)) except in the ordinary and usual course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company.

(i)                                     Capital Expenditures.  Except as set forth in Schedule 4.01(i) of the Disclosure Schedule, make any capital expenditures other than capital expenditures in the ordinary and usual course of business consistent with past practice in amounts not exceeding $25,000 individually or $150,000 in the aggregate.

(j)                                     Governing Documents.  Amend the Company Articles or the Company By-Laws.

(k)                                  Accounting Methods.  Implement or adopt any change in the Company’s book or tax accounting principles, practices or methods, other than as may be required by GAAP, and as concurred in by the Company’s independent public accountants, or as required by Section 6.17

(l)                                     Contracts.  Except with respect to contracts relating to loans or loan participations made in the ordinary and usual course of business consistent with past practice and in accordance with Section 4.01(q), or as set forth in Schedule 4.01(l) of the Disclosure Schedule enter into, renew or allow to renew automatically, modify, amend or terminate, make any payment not then required under or waive, release or assign any material right or claims under, any Contract that calls for aggregate annual payments of $50,000 or more and which is not terminable at will or with ninety (90) days or less notice without payment of a premium or penalty.

(m)                               Claims.  Except as set forth in Schedule 4.01(m), enter into any settlement, compromise or similar agreement with respect to, or take any other significant action with respect to the conduct of, any litigation, claim, action, suit, hearing, arbitration, investigation or other proceeding to which the Company is or becomes a party, which settlement, compromise, agreement or action involves payment by the Company of an amount that exceeds $25,000 individually or $50,000 in the aggregate or would impose any material restriction on the business of the Company, Parent or any of its Subsidiaries or create precedent for claims that are reasonably likely to be material to the Company.

(n)                                 Adverse Actions.  Take any action or omit to take any action that is intended to, or is reasonably likely to result in, (i) any of the Company’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation.

(o)                                 Risk Management.  Except as required by applicable law or regulation or the Federal Reserve Board or CDFI, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow the Company’s existing policies, procedures or practices with respect to managing its exposure to interest rate and other risks or (iii) take any action that would reasonably be expected to result in any material increase in the Company’s aggregate exposure to interest rate risk.

(p)                                 Indebtedness.  Incur or modify any indebtedness for borrowed money or other liability (other than deposits, Federal Funds borrowings and borrowings, not exceeding 10% of the existing balance of such borrowings as of December 31,  2004, from the Federal Home Loan Bank of San Francisco) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person.

(q)                                 Loans.  Make any loan, loan commitment or renewal or extension thereof to any Person which would, when aggregated with all outstanding loans, commitments for loans or renewals or extensions thereof made to such Person and any affiliate or immediate family member of such Person, exceed $500,000 for unsecured loans and $1,250,000 for secured loans without submitting a copy of the loan write up containing the information customarily submitted to the Company Board or the Loan Committee in connection with obtaining approval for such action to the Chief Credit Officer of Parent one (1) full Business Day prior to taking such action and affording said Chief Credit Officer an opportunity during such full Business Day to consult with officers of the Company with respect to the advisability of such loan.

(r)                                    Investments.  (i) Other than in securities transactions as provided in (ii) below, make any investment either by contributions to capital, property transfers or purchase of any property or assets of any Person and (ii) other than purchases of (x) direct obligations of, or obligations secured by the full faith and credit of, the United States of America with a remaining maturity at the time of purchase of one year or less, or (y) Federal Funds, purchase or acquire securities of any type; provided, however, that in the case of investment securities, the Company may purchase investment securities if, within five (5) Business Days after the Company requests in writing (which request shall describe in detail the investment securities to be purchased and the price thereof) that Parent consent to the making of any such purchase, Parent has approved such request in writing or has not responded in writing to such request.

(s)                                  Taxes.  Commence or settle any litigation or proceeding with respect to any liability for Taxes, make or change any material express or deemed Tax election, file any amended Tax Return, take any action which is reasonably likely to have a material adverse effect on any Tax position of the Company or, after the Merger, which is reasonably likely to have a material adverse effect on any Tax position of Parent, change any of its methods of reporting income or deductions for Tax purposes or take any other action with respect to Taxes that is outside the ordinary and usual course of business or inconsistent with past practice.

(t)                                    Commitments.  Agree or commit to do any of the foregoing.

4.02.                        Forbearances of Parent.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of the Company, Parent will not, and will cause each of Parent’s Subsidiaries not to:

(a)                                  Ordinary Course.  Take any action reasonably likely to have an adverse effect on Parent’s or Merger Subsidiary’s ability to perform any of its obligations under this Agreement.

(b)                                 Adverse Actions.  Take any action that is intended or is reasonably likely to result in (i) any of Parent’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation.

(c)                                  Commitments.  Agree or commit to do any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.01.                        Disclosure Schedules.  At least three (3) Business Days prior to the date hereof, the Company shall have delivered to Parent a schedule (the “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.02 or to one or more of its covenants contained in Article IV; provided, however, that the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect.

5.02.                        Representations and Warranties of the Company.  Subject to Section 5.01 and except as set forth in the corresponding sections or subsections of the Disclosure Schedule, the Company hereby represents and warrants to Parent:

(a)                                  Organization, Standing and Authority.  The Company is a state-chartered bank duly organized and validly existing under the laws of the state of California, is a member of the Federal Reserve System and its deposits are insured by the FDIC through the Bank Insurance Fund in the manner and to the fullest extent provided by law.  The Company is duly qualified to do business and is in good standing in the State of California.  The Company has made available to Parent a complete and correct copy of the Company Articles and Company By-Laws, each as amended to date.  The Company Articles and the Company By-Laws so delivered are in full force and effect as of the date hereof.

(b)                                 Company Capital Stock.  As of the date hereof, the authorized capital stock of the Company consists solely of 5,000,000 shares of Company Common Stock, of which 2,370,258 shares are issued and outstanding.  As of the date hereof, no shares of Company Common Stock are held in treasury by the Company or otherwise owned directly or indirectly by the Company.  The outstanding shares of Company Common Stock have been duly authorized and are validly issued and outstanding, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).  No more than 226,750 shares of Company Common Stock were issuable upon exercise of Company Stock Options or other Rights as of December 31, 2004, and no Company Stock Options have been issued since such date.  There are up to an additional 103,229 shares of Company Common Stock available for issuance under the Company Stock Option Plan.  Schedule 5.02(b) of the Disclosure Schedule sets forth for each Company Stock Option and each other Right, as applicable, the name of the grantee or holder, the date of the grant, the expiration date of such Right, the type of grant, the status of the option grant as qualified or non-qualified under Section 422 of the Code if such Right is a Company Stock Option, the number of shares of Company Common Stock subject to such Right, the number of shares subject to such Rights that are currently exercisable, the exercise price per share and the weighted average exercise price of such Rights in the aggregate.  Except as set forth above, as of the date hereof, there are no shares of Company Common Stock authorized and reserved for issuance, the Company does not have any other Rights issued or outstanding with respect to Company Common Stock, and the Company does not have any commitment to authorize, issue or sell any Company Common Stock or Rights, except pursuant to this Agreement.

(c)                                  Subsidiaries.  The Company has no Subsidiaries.  Except as set forth in Schedule 5.02(c), the Company does not, directly or indirectly, beneficially own any equity securities or similar interests of any Person or any interests of any Person or any interest in a partnership or joint venture of any kind.

(d)                                 Corporate Power.  The Company has all requisite corporate power and authority to carry on its business as it is now being conducted and to own, lease or operate, as the case may be, all its properties and assets; and the Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby.

(e)                                  Corporate Authority.  As of the date hereof, with respect to each of clauses (i), (ii) and (iii) below, the Company Board, by resolutions duly adopted at a meeting duly called and held, has duly (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and fair to and in the best interests of the Company and its shareholders, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) resolved that such matter be submitted for consideration by its shareholders at a special meeting of such shareholders and that such matter be recommended for approval at such special meeting.  The Company has duly authorized, executed and delivered this Agreement and this Agreement is a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or to general equity principles.  The Company Board has received the written opinion of Keefe, Bruyette & Woods, Inc.(“KBW”) to the effect that as of the date hereof the Merger Consideration to be received by the holders of Company Common Stock in the Merger is fair to such holders from a financial point of view, a copy of which opinion has been delivered to Parent.

(f)                                    Regulatory Approvals; No Violations.  (i)  No consents, approvals, permits, authorizations of, or waivers by, or notices, reports, filings or registrations with, any Governmental Authority are required to be made or obtained by the Company in connection with the execution, delivery and performance by the Company of this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement except for (A) filings of applications or notices with, and approvals or waivers by, the Federal Reserve Board, the FDIC and the CDFI, (B) filings with the Federal Reserve Board or the FDIC, and state securities authorities and the approval of the principal terms of this Agreement by the holders of a majority of the outstanding shares of the Company Common Stock and (C) the filing of an executed agreement of merger substantially in the form of Exhibit B hereto (the “Agreement of Merger”) with the California Secretary pursuant to the CCC.  As of the date hereof, the Company is not aware of any reason why the approvals set forth in this Section 5.02(f) and in Section 7.01(b) will not be received in a timely manner without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii)                                  Subject to receipt of the approvals referred to in the preceding paragraph, and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement by the Company does not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, (A) constitute or result in a breach or violation of, or a default under, the acceleration of any obligations or the creation of a Lien on the assets of the Company (with or without notice, lapse of time, or both) pursuant to, any agreement, lease, license, contract, insurance policy, note, mortgage, indenture, instrument, arrangement or other obligation (each a “Contract” and collectively, “Contracts”) binding upon the Company or to which the Company or any of its properties is subject or bound or any Law or governmental or non-governmental permit or license to which the Company or any of its properties is subject, (B) constitute or result in a breach or violation of, or a default under, the Company Articles or the Company By-Laws, (C) result in any change in the rights or obligations of any party under any of the Contracts or (D) require any consent or approval under any such Contract, Law, governmental or non-governmental permit or license, except, in the case of clauses (A), (C) or (D) above, for any breach, violation, default, acceleration, creation, change, consent or approval that, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on the Company or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(g)                                 Financial Reports and SEC Documents; Material Adverse Effect.  (i)  The Company’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2004, December 31, 2003 and December 31, 2002 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 2004 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively, Company’s “SEC Documents”) with the Federal Reserve Board, as of the date filed or to be filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of the Company as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of the Company for the periods to which they relate, in each case in accordance with GAAP, except in each case as may be noted therein, subject to normal adjustments in the case of unaudited statements that will not be material in amount or effect.  The books and records of the Company have been, and are being, maintained in accordance with GAAP or, to the extent inconsistent with GAAP, in accordance with any other applicable legal and accounting requirements.

(ii)                                  The Company has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2002 with (A) the Federal Reserve Board, (B) the FDIC, (C) the CDFI and (D) any other Regulatory Authority (collectively, the “Regulatory Filings”), and all other material reports, registrations and statements required to be filed by it since December 31, 2002, including, without limitation, any report , registration or statement required to be filed pursuant to the laws of the United States or the State of California and the rules and regulations of the Federal Reserve Board, the FDIC, the CDFI, or any other Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith.  As of their respective dates, such reports, registrations and statements complied in all material respects with all the laws, rules and regulations of the applicable Regulatory Authority with which they were filed.

(iii)                               Since December 31, 2004, the Company has not incurred any obligations or liabilities (whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those related to environmental and occupational safety and health matters) other than in the ordinary and usual course of business consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby).

(iv)                              Since December 31, 2004, (A) the Company has conducted its business only in, and has not engaged in any material transaction other than according to, the ordinary and usual course of such business consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.02 or otherwise), has had or could be reasonably likely to have a Material Adverse Effect on the Company or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(v)                                 Except as set forth in Section 5.02(g)(v) of the Disclosure Schedule, since December 31, 2004, there has not been (A) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company, whether or not covered by insurance, (B) any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the capital stock of the Company, (C) any change by the Company in accounting principles, practices, procedures or methods or (D) any increase in the compensation payable or that could become payable by the Company to directors, officers or employees or any amendment of any Benefit Plans other than increases or amendments in the ordinary and usual course of business consistent with past practice.

(h)                                 Litigation.  Except as set forth in Section 5.02(h) of the Disclosure Schedule, no civil, criminal or administrative litigation, claim, action, suit, hearing, arbitration, investigation or other proceeding before any Governmental Authority or arbitrator is pending or, to the Company’s Knowledge, threatened against the Company and there are no facts or circumstances that could result in any claims against, or obligations or liabilities of, the Company, except for those that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on the Company or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(i)                                     Regulatory Matters.  (i) Neither the Company nor any of its properties is, directly or indirectly, a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including without limitation the Federal Reserve, the FDIC and the CDFI) or the supervision or regulation of it (collectively, the “Regulatory Authorities”).  The Company has paid all assessments made or imposed by any Regulatory Authority.

(ii)                                  The Company has not been advised by, and does not have any Knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding or similar understanding, commitment letter, or similar submission or extraordinary supervisory letter.

(j)                                     Compliance With Laws.  The Company:

(i)                                     is in compliance with all Laws applicable thereto or to the employees conducting the Company’s business, including, without limitation, the Securities Act, the Exchange Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, Title III of the USA Patriot Act and all other applicable bank secrecy laws, fair lending laws and other laws relating to discriminatory business practices, except for those Laws the non-compliance with which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Company or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement;

(ii)                                  has all permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals of, and has made all filings, applications, notices and registrations with, all Governmental Authorities that are required in order to permit it to own, lease or operate its assets and properties and to conduct its business as presently conducted, except for those the failure to hold, obtain or make would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Company or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement; all such permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals are in full force and effect and, to the Company’s Knowledge, no suspension or cancellation of any of them is threatened; and

(iii)                               no investigation or review by any Governmental Authority with respect to the Company is pending or, to the Knowledge of the Company, threatened, nor has the Company received, since December 31, 2004, any notification or communication from any Governmental Authority (A) asserting that the Company is not in compliance with any of the Laws which such Governmental Authority enforces, (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to the Company’s knowledge, do any grounds for any of the foregoing exist).

(k)                                  Material Contracts; Defaults.  Except as filed as an exhibit to the Company’s SEC Documents, or as set forth in Section 5.02(k) of the Disclosure Schedule, the Company is not a party to, bound by or subject to any Contract (whether written or oral) (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K with respect to the Company or (ii) that purports to limit in any material respect either the type of business in which the Company (or, after giving effect to the Merger, Parent or any of its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business.  The Company is not in material default under any Contract to which it is a party, by which it or its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.  No power of attorney or similar authorization given directly or indirectly by the Company is currently outstanding.  Schedule 5.02(k) of the Disclosure Schedule sets forth a true and complete list of (x) all Contracts pursuant to which consents or waivers are or may be required and (y) all notices which are or may be required to be given, in each case, prior to the performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement.

(l)                                     No Brokers.  Neither the Company nor any of its officers, directors, employees, agents or representatives has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement except that the Company has engaged KBW as its financial advisor.  True and complete copies of the engagement letter and/or other documents setting forth the terms of KBW’s engagement by the Company have heretofore been delivered to Parent.

(m)                               Employee Benefit Plans.

(i)                                     All benefit and compensation plans, contracts, policies or arrangements covering current or former employees (the “Employees”) of the Company, or of any member of the same controlled group of businesses as the Company within the meaning of Section 4001(a)(14) of ERISA (an “ERISA Affiliate”) and current or former directors of the Company or any ERISA Affiliate, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, vacation plans, incentive compensation plans, fringe benefit plans, disability plans, and severance plans (the “Benefit Plans”) are listed on Schedule 5.02(m) of the Disclosure

Schedule.  True and complete copies of all Benefit Plans, including, but not limited to, any trust instruments and insurance contracts, and all amendments thereto, together with summary plan descriptions, IRS determination letters, and the three most recently-filed annual reports (including all schedules) and (if applicable) actuarial reports and valuations, have been provided or made available to Parent.

(ii)                                  All Benefit Plans, to the extent subject to ERISA, are in substantial compliance with ERISA, the Code and other applicable Laws.  Each Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS, and the Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code.  There are no pending, or, to the knowledge of the Company, threatened, litigation, audits, investigations, or controversies relating to any of the Benefit Plans.  The Company has not engaged in a transaction with respect to any Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.  The Company has not incurred nor reasonably expects to incur a material Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA.

(iii)                               No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by the Company or any ERISA Affiliate.  The Company has not incurred, nor does it expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate).  No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12 month period ending on the date hereof. There has been no (A) withdrawal by the Company or any ERISA Affiliate that is a substantial employer from a single-employer plan which is a Plan and which has two or more contributing sponsors at least two of whom are not under common control, as referred to in Section 4063(b) of ERISA, or (B) cessation by the Company or any ERISA Affiliate of operations at a facility causing more than 20% of Plan participants to be separated from employment, as referred to in Section 4062(f) of ERISA.  Neither the Company, nor any ERISA Affiliate, nor any other organization of which any of them are a successor or parent corporation as defined in Section 4069(b) of ERISA, have engaged in any transaction described in Section 4069(a) of ERISA.  Schedule 5.02(m) of the Disclosure Schedule lists all “single-employer plans,” within the meaning of Section 4001(a)(15) of ERISA, and all multiemployer plans under Subtitle E of Title IV of ERISA, to which the Company or any ERISA Affiliate has contributed, or been obligated to contribute, during the six years preceding the Closing.  No such “single-employer” plan has been terminated other than in a “standard termination” under Section 4041(b) of ERISA, and any such “single-employer” plan existing as of the Effective Time shall be capable of being terminated in a “standard termination” under Section 4041(b) of ERISA.

(iv)                              All contributions required to be made under the terms of any Benefit Plan have been timely made.  No Pension Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and neither the Company nor any ERISA Affiliate has an outstanding funding waiver.  The Company has not provided, nor is it required to provide, security to any Pension Plan pursuant to Section 401(a)(29) of the Code.  There are no liens against the property of the Company or any ERISA Affiliate under Section 412(n) of the Code or Sections 302(f) or 4068 of ERISA.

(v)                                 Under each Pension Plan which is a “single-employer plan, “within the meaning of Section 4001(a)(15) of ERISA, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no material change in the financial condition of such Plan since the last day of the most recent plan year.

(vi)                              The Company does not have any obligations for retiree health and life benefits under any Benefit Plan, other than as required by ERISA, the Code or other applicable Laws and the Company may amend or terminate any such Benefit Plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.  Each Benefit Plan which is required to comply with the provisions of Sections 4980B and 4980C of the Code, or with the requirements referred to in Section 4980D(a) of the Code, has complied in all material respects.  No event has occurred which could subject any Benefit Plan to tax under Section 511 of the Code.  Each Plan intended to meet the requirements for tax favored treatment under Sections 105, 125 and 129 of Chapter 1 of the Code meets such requirements in all material respects.

(vii)                           There has been no amendment to, announcement by the Company relating to, or change in Employee participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.  Except as set forth in Schedule 5.03(m) of the Disclosure Schedule, none of the execution of this Agreement, shareholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement will (A) entitle any employees of the Company to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans,

(C) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent to merge, amend or terminate any of the Benefit Plans, (D) cause the Company or, after the consummation of the transactions contemplated hereby, Parent to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award result in payments under any of the Benefit Plans which would not be deductible under Section 162(m) of the Code, or (F) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(n)                                 Labor Matters.  The Company is not a party to and is not bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is the Company the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company to bargain with any labor union or labor organization as to wages or conditions of employment.  There is no pending or, to the Company’s Knowledge, threatened, and there has not been at any time during the past five years, any labor strike, dispute, walk out, work stoppage, slow down or lockout involving the Company.  The Company is not aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o)                                 Environmental Matters.  Except for such matters that, alone or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Company: (i) the Company has complied at all times and is in compliance with all applicable Environmental Laws; (ii) no real property (including soils, groundwater, surface water, buildings or other structures) currently owned or operated or owned or operated by the Company at any time since December 31, 1999 or in which the Company holds or has held a fiduciary or management role, or, to the Company’s Knowledge, any property in which the Company holds or has held a Lien at any time since December 1, 1999 (including any property in which the Company holds or has held a fiduciary or management role, a “Company Loan Property”), is or has been contaminated with, or has or has had any release of, any Hazardous Substance at any time; (iii) the Company could not be deemed the owner or operator under any Environmental Law of any Company Loan Property which is or has been contaminated with, or has or has had any release of, any Hazardous Substance; (iv) the Company is not subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) the Company has not been associated with any release or threat of release of any Hazardous Substance; (vi) the Company has not received any notice, demand, letter, claim or request for information alleging any violation of, or liability under, any Environmental Law; (vii) the Company is not subject to any order, decree, injunction or other agreement with any Governmental Authority or any indemnity or other agreement with any third party under any Environmental Law or relating to any Hazardous Substance; (viii) to the Company’s Knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning or automotive services) involving the Company, any property currently owned or operated or owned or operated by the Company at any time since

December 31, 1999, or any Company Loan Property, that could reasonably be expected to result in any claim, liability, investigation, cost or restriction against the Company, or result in any restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any currently owned property or Company Loan Property and (ix) the Company has made available for inspection by Parent copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to the Company, and any property currently owned or operated or owned or operated at any time since December 31, 1999 or any Company Loan Property.

As used herein, the term “Environmental Laws” means any federal, state or local law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to:  (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, employee exposure, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance and the term “Hazardous Substance” means any substance in any concentration that is: (A) listed, classified or regulated pursuant to any Environmental Law, (B) any petroleum product or by product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (C) any other substance which has been, is or may be the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

(p)                                 Tax Matters.

Except as set forth in Schedule 5.02(p):

(i)                                     (A) The Company (I) has prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by it and all such filed Tax Returns are true, complete and accurate in all material respects; (II) has paid in full or accrued on its balance sheet all Taxes that are required to have been paid or accrued and has properly withheld from amounts owing to any employee, creditor or third party all amounts that the Company is obligated to have withheld (with the amount paid, accrued, or withheld being the amount shown on the applicable Tax Return if a Tax Return was filed with respect to such amount); (III) in the case of any Tax Return required to be retained by the Company prior to the Effective Time in respect of any information reporting or other Tax requirements, has retained properly completed Tax Returns in the Company’s files; and (IV) has complied with all information reporting (and related withholding) requirements related to payments to, and transactions completed for, customers and all reports filed in accordance therewith are true, complete and accurate in all material respects, (B) the Tax Returns referred to in clause (i)(A) have been examined by the IRS or the appropriate taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (C) all deficiencies asserted or assessments made as a result of any audit or examination by any taxing authority of any Tax Return have been paid in full or otherwise finally resolved, (D) to the Company’s knowledge, no issues have been raised by any taxing authority either orally or in writing in connection with any audit or examination of any Tax Return that are currently pending, (E) the Company has not waived any statute of limitations with respect to Taxes that has continuing effect or agreed to any extension of time with respect to a Tax assessment or deficiency that has continuing effect, (F) to the Company’s knowledge and as of the date hereof, there are not pending or threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes, Tax Returns or Tax matters, and (G) as of the date hereof, the Company has made available to Parent true, correct and complete copies of all material income, franchise, capital and similar Tax Returns filed by the Company for all Taxable years or periods for which the relevant statute of limitations has not expired.

(ii)                                  There are no Liens on any of the Company’s assets that arose in connection with any failure (or alleged failure) to pay any Tax that may be due and payable nor, to the Company’s knowledge, is any taxing authority in the process of imposing a Lien for Taxes upon such assets.

(iii)                               The Company is not required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Effective Time to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in Taxable income for any Tax period beginning on or after the Effective Time, or (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Effective Time.

(iv)                              The Company or any predecessor to the Company has not made with respect to the Company or any predecessor of the Company any consent under Section 341 of the Code.

(v)                                 The Company does not have any present or contingent liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the Regulatory Filings filed prior to the date hereof in material excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Regulatory Filings filed on or prior to the date hereof.

(vi)                              The Company is not a party to any Tax allocation or sharing agreement, is not and has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a consolidated, unitary or combined Tax group filing, consolidated or combined Tax Returns or otherwise has any liability for the Taxes of any Person (other than the Company).

(vii)                           No closing agreements, private letter rulings, technical advice, memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company.

(viii)                        (A) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transaction contemplated by this Agreement, and (B) all Taxes that the Company is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required by applicable law, have been paid to the proper Governmental Authority or other Person.

(ix)                                The Company is not involved in, subject to, or a party to any joint venture, partnership, Contract or other arrangement that is treated as a partnership for federal, state, local or foreign income Tax purposes.

(x)                                   The Company has not made any payments, is not obligated to make any payments, nor is a party to any contract, agreement or arrangement covering any current or former employee or consultant of the Company that under certain circumstances could require it to make or give rise to any payments that are not deductible as a result of the provisions set forth in Section 280G of the Code or the treasury regulations thereunder or would result in an excise tax to the recipient of any such payment under Section 4999 of the Code.

(xi)                                The Company currently has no unused net operating losses, capital losses, Tax credits, or other similar items, and, accordingly, there is currently no limitation on the utilization of the net operating losses, built-in losses, capital losses, Tax credits or other similar items of the Company under (i) Section 382 of the Code, (ii) Section 383 of the Code, (iii) Section 384 of the Code, and (iv) Section 1502 of the Code and treasury regulations promulgated thereunder.

(q)                                 Risk Management Instruments.  The Company is not a party nor has it agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other Contract that is a derivatives Contract (including various combinations thereof) (each, a “Derivatives Contract”) and the Company does not own any securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) could have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(r)                                    Books and Records.  The books and records of the Company have been fully, properly and accurately maintained in all material respects, there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present the financial position and results of operations of the Company.

(s)                                  Insurance.  Schedule 5.02(s) to the Disclosure Schedule sets forth a true and complete list of all of the insurance policies, binders, or bonds maintained by the Company (collectively, “Insurance Policies”) and all insurance claims filed by the Company under such Insurance Policies which have not been paid in full as of the date hereof and the amounts claimed thereunder.  All Insurance Policies are with reputable insurers and provide full and adequate coverage for all normal risks incident to the business of the Company and its properties and assets and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain Insurance Policies that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Company or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.  All the Insurance Policies are in full force and effect; the Company is not in material default thereunder; the Company has reported all matters required to be reported under such Insurance Policies; and all claims or possible claims thereunder have been filed in due and timely fashion.

(t)                                    Allowance For Loan Losses.  The Company’s allowance for loan losses (“ALL”) is, and shall be as of the Effective Time, in compliance with the Company’s existing methodology for determining the adequacy of its ALL as well as the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

(u)                                 Transactions With Affiliates.  The Company has no transactions with Affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.

(v)                                 Real Property.

(i)                                     Schedule 5.02(v) to the Disclosure Schedule contains a complete and correct list of (A) all real property or premises owned on the date hereof, in whole or in part by the Company and all indebtedness secured by any encumbrance thereon, and (B) all real property or premises leased or subleased in whole or in part by the Company and together with a list of all applicable leases or subleases, the name of the lessor or sublessor, the term of the lease or sublease (including a description of any renewal options) and the amount of the lease or sublease payments (including a description of any contingent payments).  None of such premises or properties have been condemned or otherwise taken by any public authority and no condemnation or taking is threatened or contemplated and none thereof is subject to any claim, contract or law which might affect its use or value for the purposes now made of it.  None of the premises or properties of the Company is subject to any current or potential interests of third parties or other restrictions or limitations that would impair or be inconsistent in any material respect with the current use of such property by the Company.

(ii)                                  Each of the leases referred to in the Disclosure Schedule is valid and existing and in full force and effect, and no party thereto is in default and no notice of a claim of default by any party has been delivered to the Company or is now pending, and there does not exist any event that with notice or the passing of time, or both, would constitute a default or excuse performance by any party thereto, provided that with respect to matters relating to any party other than the Company the foregoing representation is based on the Knowledge of the Company.

(w)                               Title.  The Company has good title to its properties and assets (other than (i) property as to which it is lessee and (ii) real estate owned as a result of foreclosure, transfer in lieu of foreclosure or other transfer in satisfaction of a debtor’s obligation previously contracted) except (1) statutory Liens not yet delinquent which are being contested in good faith by appropriate proceedings, and Liens for Taxes not yet due, (2) pledges of assets in the ordinary and usual course of business to secure public deposits, (3) for those assets and properties disposed of for fair value in the ordinary and usual course of business since the date of the Company’s call report dated as of and for the year ended December 31, 2004 and (4) defects and irregularities of title and encumbrances that do not materially impair the use thereof for the purposes for which they are held.

(x)                                   Intellectual Property.

(i)                                     The Company owns, or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or materials that are used in the business of the Company as currently conducted, except for any such failures to own, be licensed or possess that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Company or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(ii)                                  Except as is not reasonably likely to have a Material Adverse Effect on the Company or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement: (A) the Company is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which the Company is a party and pursuant to which the Company is authorized to use any third-party patents, trademarks, service marks, copyrights, trade secrets or computer software (collectively, “Third-Party Intellectual Property Rights”); (B) no claims with respect to (I) the patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor, trade secrets or computer software owned by the Company (collectively, the “Company Intellectual Property Rights”); or (II) Third-Party Intellectual Property Rights are currently pending or, to the knowledge of the Company, are threatened by any Person; and (C) the Company does not know of any valid grounds for any bona fide claims (I) against the use by the Company of any Company Intellectual Property Rights or Third-Party Intellectual Property Rights used in the business of the Company as currently conducted or as proposed to be conducted; (II) challenging the ownership, validity or enforceability of any Company Intellectual Property Rights; or (III) challenging the Company’s license or legally enforceable right to use any Third-Party Intellectual Rights.

(y)                                 Trust Business.  The Company is not licensed to engage in the trust business and does not serve as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor for any fiduciary accounts.

(z)                                   Shareholder Agreements.  The aggregate percentage of Company Common Stock beneficially owned by all of the Shareholders is in excess of 19% of all issued and outstanding Company Common Stock (on a fully diluted basis).

5.03.                        Representations and Warranties of Parent.  Parent hereby represents and warrants to the Company as follows:

(a)                                  Organization, Standing and Authority.  Parent is duly organized, validly existing and in good standing under the laws of the State of California.  Parent is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing is not reasonably likely to prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement.

(b)                                 Corporate Power.  Parent has all requisite power and authority (corporate and other) to carry on its business as it is now being conducted and to own all its properties and assets; and Parent has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated by this Agreement.

(c)                                  Corporate Authority.  This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Parent and the Parent Board.  This Agreement has been duly authorized, executed and delivered by Parent and this Agreement is a valid and legally binding agreement of Parent, enforceable against Parent in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(d)                                 Regulatory Approvals; No Violations.

(i)                                     No consents or approvals, permits, authorizations of, or waivers by, or notices, reports, filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Parent or any of its Subsidiaries in connection with the execution, delivery and performance by Parent of this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement except for (A) filings of applications or notices with and approvals or waivers by the Federal Reserve Board, the Office of the Comptroller of the Currency and the FDIC as may be required, (B) the approval of the principal terms of the Merger by the sole shareholder of Merger Subsidiary, (C) filings with the SEC and state securities authorities, if any and (D) the filing of the Agreement of Merger with the California Secretary pursuant to the CCC.  No approval of this Agreement or the Merger is required by the holders of Parent’s capital stock.  As of the date hereof, Parent does not have knowledge of any reason why the approvals set forth in this Section 5.03(d) and Section 7.01(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii)                                  Subject to receipt of the approvals referred to in the preceding paragraph and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement by Parent does not, and the consummation by Parent of the Merger and the other transactions contemplated by this Agreement will not (A) constitute a violation of any Law or governmental or non-governmental permit or license, (B) constitute or result in a breach or violation of, or a default under, the Parent Articles or the Parent By-Laws, (C) require any consent or approval under any Law, governmental or non-governmental permit or license, except, in the case of clauses (A) or (C) above, for any breach, violation, default, consent or approval that, individually or in the aggregate, is not reasonably likely to prevent, materially delay or materially impair the ability of Parent to consummate the Merger or the other transactions contemplated by this Agreement.

(e)                                  Available Funds.  Parent has or will have available to it all funds necessary to satisfy all of its obligations hereunder and in connection with the Merger and the other transactions contemplated by this Agreement.

(f)                                    Regulatory Matters.  (i) Except as heretofore disclosed by Parent in its filings with the SEC under the Exchange Act, neither Parent nor any its Subsidiaries, nor any of Parent’s or any of its Subsidiaries’ property is, directly or indirectly, party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority.  Parent and its Subsidiaries have paid all assessments made or imposed by any Regulatory Authority.

(ii)                  Parent has not been advised by, and does not have any Knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(g)                                 Compliance With Laws.  Parent and each of its Subsidiaries:

(i)                                     is in compliance in all material respects with all Laws applicable thereto or to the employees conducting such businesses, including, without limitation, the Securities Act, the Exchange Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, Title III of the USA Patriot Act and all other applicable bank secrecy laws, fair lending laws and other laws relating to discriminatory business practices;

(ii)                                  has all material permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals of, and has made all material filings, applications, notices and registrations with, all Governmental Authorities that are required in order to permit it to own, lease or operate its assets and properties and to conduct its business as presently conducted; all such permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals are in full force and effect and, to its Knowledge, no suspension or cancellation of any of them is threatened; and

(iii)                               no investigation or review by any Governmental Authority with respect to Parent or its Subsidiaries is pending or, to its Knowledge, threatened, nor has Parent or its Subsidiaries received, since December 31, 2004, any notification or communication from any Governmental Authority (A) asserting that it is not in compliance with any of the Laws which such Governmental Authority enforces, (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to its knowledge, do any grounds for any of the foregoing exist).

(h)                                 No Brokers.  No action has been taken by Parent or its Subsidiaries that would give rise to any valid claim against the Company for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

ARTICLE VI

COVENANTS

6.01.                        Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement, each of the Company and Parent agrees to cooperate with the other and use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable on its part under this Agreement or under applicable laws to consummate and make effective the Merger and the other transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article VII hereof.

6.02.                        Shareholder Approval.  The Company agrees to take, in accordance with applicable law and the Company Articles and the Company By-Laws, all action necessary to convene as soon as practicable a special meeting of its shareholders to consider and vote upon the approval of this Agreement and the Merger and any other matters required to be approved by the Company’s shareholders for consummation of the Merger (including any adjournment or postponement, the “Company Meeting”), within forty-five (45) days after delivery of the Proxy Statement as defined in Section 6.03.  Except with the prior approval of Parent, no other matters shall be submitted for the approval of the Company shareholders.  The Company Board shall at all times prior to and during such special meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its shareholders; provided that nothing in this Agreement shall prevent the Company Board from withholding, withdrawing, amending or modifying its recommendation if the Company Board determines, after consulting with outside legal counsel, that such action is required in order for the directors to comply with their fiduciary duties to the Company’s shareholders under applicable law; provided, further, that Section 6.07 shall govern the withholding, withdrawing, amending or modifying of such recommendation in the circumstances described therein.

6.03.                        Proxy Statement.  (a)  Within thirty-five (35) days after the date hereof, the Company shall promptly prepare and, subject to the prior written consent of Parent, which consent shall not be unreasonably withheld, file with the Federal Reserve a proxy statement relating to the Company Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”).  The Company shall cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act, including Regulation 14A, and any other applicable Laws.  The Company and Parent, after consultation with the other, will use all reasonable efforts to respond to any comments made by the Federal Reserve Board with respect to the Proxy Statement.  As promptly as practicable, but in no event later than ten (10) days after the clearance of the Proxy Statement by the Federal Reserve Board, the Company shall mail the Proxy Statement to its shareholders.  No amendment or supplement to the Proxy Statement shall be made by the Company except as required by law or with the approval of Parent, which shall not be unreasonably withheld.  The Company will advise Parent, promptly after it receives notice thereof, of any request by the Federal Reserve Board for additional information.

(b)                                 The Company agrees that the Proxy Statement and any amendment or supplement thereto shall, at the date of mailing to shareholders and at the time of the Company Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Each of the Company and Parent agrees that if such party shall become aware prior to the Effective Time of any information furnished by such party that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

(c)                                  Parent shall provide the Company with such information regarding the Parent or Merger Subsidiary as the Company may reasonably request to the extent reasonably necessary in connection with the preparation of the Proxy Statement or otherwise in connection with the closing of the transactions contemplated by this Agreement.

6.04.                        Press Releases.  The Company and Parent shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of counsel be required by law or the rules or regulations of Nasdaq or the SEC or the Federal Reserve Board, as the case may be.  The Company and Parent shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.

6.05.                        Access; Information; Confidentiality.  (a)  The Company agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Parent and Parent’s officers, employees, counsel, accountants and other authorized representatives reasonable access during normal business hours throughout the period prior to the Effective Time to its books, records (including, without limitation, Tax Returns, financial statements and work papers of independent auditors), Contracts, properties and personnel and to such other information as Parent may reasonably request and, during such period, it shall furnish promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request.

(b)                                 Without limiting the generality of Section 6.05(a), prior to the Effective Time, Parent and Parent’s representatives shall have the right, subject to the notice provision set forth in Section 6.05(a), to conduct a review to determine (i) that the assets, books, records and operations of the Company are in satisfactory condition and will not in a material way adversely impact Parent after consummation of the transactions contemplated hereby and (ii) the accuracy of the representations and warranties and the satisfaction of the conditions to Closing as provided hereunder.  The Company acknowledges that Parent intends to conduct a “Phase I” environmental review with respect to real property currently owned by the Company and agrees to provide all reasonable access and cooperation in connection therewith.

(c)                                  The Company agrees that, subject to applicable laws, it shall cooperate in good faith with Parent on mutually agreed operating issues which the parties agree have priority.

(d)                                 Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to Section 6.03, this Section 6.05 or any other provision of this Agreement (as well as any other information obtained prior to, on or after the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.  Subject to the requirements of law, each party shall keep confidential, and shall cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from publicly available sources.  In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same.  No investigation by either party of the business and affairs of the other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to such party’s obligation to consummate the transactions contemplated by this Agreement.

6.06.                        Stock De-listing.  The Company shall cooperate with Parent to cause the shares of Company Common Stock to be removed from the Over-the-Counter Bulletin Board and de-registered under the Exchange Act as soon as practicable following the Effective Time.

6.07.                        Acquisition Proposals.  The Company agrees that neither it nor its officers or directors shall, and that it shall direct and use its best efforts to cause its employees, agents and representatives (including any financial advisor, attorney or accountant retained by it) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or substantially all of the assets of the Company or more than 10% of the outstanding equity securities of, the Company (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”).  The Company further agrees that neither it nor any of its officers and directors shall, and that it shall direct and use its reasonable best efforts to cause its employees, agents and representatives (including any financial advisor, attorney or accountant retained by it) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or the Company Board from (A) complying with its disclosure obligations under federal or state law; (B) at any time prior, but not after the Company Meeting is convened, providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company Board receives from the Person so requesting such information an executed confidentiality agreement; (C) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal; or (D) recommending any definitive agreement resulting from such an unsolicited bona fide written Acquisition Proposal to the shareholders of the Company, if and only to the extent that, (i) in each such case referred to in clause (B), (C) or (D) above, the Company Board reasonably determines (after consultation with outside legal counsel) that such action is, in the absence of the foregoing proscriptions, required in order for its directors to comply with their respective fiduciary duties under applicable law, (ii) in each such case referred to in clause (B), (C) or (D), such Acquisition Proposal includes sufficient information for the Company Board to reasonably conclude that (x) it is a Superior Proposal (as defined below), (y) the Person making the Acquisition Proposal has the financial and other resources and has the legal and regulatory ability to complete the proposed transaction, and (z) the Acquisition Proposal will not be subject to any contingency other than those contained in this Agreement, and (iii) in each such case referred to in clause (C) or (D) above, the Company Board reasonably determines (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal and would, if consummated, result in a transaction in which the Company’s shareholders would receive greater consideration per share than the Merger (any such more favorable Acquisition Proposal being referred to in this Agreement as a “Superior Proposal”).  The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals.  The Company agrees that it will take the necessary steps to promptly inform the individuals referred to in the first sentence hereof of the obligations undertaken in this Section 6.07.  The Company agrees that it will notify Parent promptly, but in no event later than the second succeeding Business Day, if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposal or offer and thereafter shall keep Parent informed, on a regular basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

6.08.                        Regulatory Applications.  (a)  Each of Parent and the Company shall cooperate and use their respective reasonable best efforts to prepare and file, or cause to be filed, all documentation, to effect all necessary notices, reports and other filings and to obtain all permits, consents, approvals and authorizations necessary or advisable to be obtained from any third parties and/or Governmental Authorities in order to consummate the Merger or any of the other transactions contemplated by this Agreement; and any initial filings with Governmental Authorities (other than the Registration Statement) shall be made by Parent as soon as reasonably practicable after the execution hereof but, provided that the Company has cooperated as described above, in no event later than 45 days after the date hereof.  Each of Parent and the Company shall have the right to review in advance, and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party and/or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement.  In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable.  Each party hereto agrees that it shall consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and/or Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party shall keep the other parties apprised of the status of material matters relating to completion of the transactions contemplated hereby (including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, from any third party and/or Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement).

(b)                                 Each party agrees, upon request, to furnish the other parties with all information concerning itself, its Subsidiaries (in the case of Parent), directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party to any third party and/or Governmental Authority.

6.09.                        Indemnification; Director’s and Officer’s Insurance.  (a)  From and after the Effective Time, Parent agrees that it will indemnify, defend and hold harmless each present and former director and officer of the Company (each, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement, or any related agreement, but excluding any Costs arising out of any violation or alleged violation of the Exchange Act or the rules and regulations thereunder with respect to insider trading) to the fullest extent that the Company is permitted to indemnify (and advance expenses to) its directors or officers under the CCC, the Company Articles and the Company By-Laws as in effect on the date hereof; provided that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under the CCC, the Company Articles and the Company By-Laws shall be made by independent counsel selected by Parent and reasonably acceptable to the Indemnified Party.

(b)                                 Any Indemnified Party wishing to claim indemnification under Section 6.09(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Parent thereof; provided that the failure so to notify shall not affect the obligations of Parent under Section 6.09(a) unless and to the extent that Parent is actually prejudiced as a result of such failure.  In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Party for any legal expenses or other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, provided, however, that any Indemnified Party shall have the right to employ counsel to represent such Indemnified Party if (A) the Indemnified Party and Parent shall have so mutually agreed; (B) Parent has failed within a reasonable time to retain counsel; (C) the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to Parent; or (D) the named parties in any such proceeding (including any impleaded parties) include both the Indemnified Party, on the one hand, and the Parent, on the other hand, and representation of both sets of parties by the same counsel would be inappropriate due to actual or potential differing interests between them, and in any such events the fees and expenses of such separate counsel shall be paid by Parent; (ii) the Indemnified Party will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent; provided, further, that Parent shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

(c)                                  For a period of four (4) years from the Effective Time, Parent shall use its commercially reasonable efforts to provide that portion of director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors (determined as of the Effective Time) of the Company (as opposed to the portion that serves to reimburse the Company) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage provided by the Company as of the date hereof; provided, however, that in no event shall Parent be required to expend on an annual basis more than 200% of the last annual premium paid prior to the date hereof (the “Insurance Cap”) to maintain or procure such directors and officers insurance coverage; provided, further, that if Parent is unable to maintain or obtain the insurance called for by this Section 6.09(c), Parent shall use its commercially reasonable efforts to obtain as much comparable insurance as is available for the Insurance Cap; provided, further, that officers and directors of the Company may be required to make application and provide customary representations and warranties to Parent’s insurance carrier for the purpose of obtaining such insurance.

(d)                                 If Parent or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any other Person, then and in each case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 6.09.

6.10.                        Benefit Plans.  (a)  From and after the Effective Time, Parent agrees that any employees of the Company who continue employment with Parent or any of its Subsidiaries (“Transferred Employees”) will be eligible to participate in the employee benefit plans of Parent or any such Subsidiary on substantially the same terms and conditions of similarly situated employees of Parent or such Subsidiary.  Parent will cause such employee benefit plans to take into account for purposes of eligibility, vesting and benefit accrual (except benefit accrual under any defined benefit pension plan) thereunder service by such Transferred Employees with the Company as if such service were with Parent or any such Subsidiary, as the case may be, to the same extent that such service was credited under a comparable plan of the Company.  Nothing herein shall limit the ability of Parent or any of its Subsidiaries to amend or terminate any of its Benefit Plans in accordance with their terms at any time.  Notwithstanding the foregoing, Parent may, at its election, continue the participation after the Closing of some or all of the Transferred Employees in any Benefit Plan of the Company that provides health benefits, rather than covering such Transferred Employees in a health benefit plan of Parent or one of its Subsidiaries.

(b)                                 If any of the Company’s employees become eligible to participate in a medical, dental or health plan of Parent or any of its Subsidiaries, Parent or any such Subsidiary shall use commercially reasonable efforts to cause, to the extent practicable, each such plan to (i) waive any preexisting condition limitations to the extent such conditions were covered under the applicable medical, dental or health plans of the Company, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by such employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time to the extent such employee had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Time.

(c)                                  If Parent determines that one or more Benefit Plans of the Company (other than the Retention Letter Agreements previously disclosed to Parent) should be amended, modified or terminated prior to the Effective Time, the Company shall take, or cause to be taken, all actions reasonably requested by Parent to so amend, modify or terminate and, if reasonably necessary or appropriate, obtain applicable determination letters or other required approvals from the IRS and/or the Department of Labor, as appropriate, in connection with such action.  Without limiting the generality of the foregoing, unless Parent requests otherwise in writing, the board of directors of the Company shall adopt resolutions terminating, effective as of the day prior to the

Effective Time, any Benefit Plan which is intended to meet the requirements of Section 401(k) of the Code, and which is sponsored, or contributed to, by the Company or any Subsidiary.  At the Closing, the Company shall provide Parent (i) resolutions duly adopted by the board of directors of the Company authorizing such termination, and (ii) to the extent not already adopted, the Company shall adopt an amendment complying with Code Section 401(a)(31)(B)(i) (relating to cash-out of amounts greater than $1,000).  From and after the Effective Time, Parent shall cause a defined contribution plan maintained by it and which is intended to meet the requirements of Section 401(k) of the Code (the “Parent’s Plan”) to accept a rollover of any eligible rollover distribution from the Company’s 401(k) Profit Sharing Plan and Trust; provided, however, that Parent’s Plan shall not be obligated to accept a rollover of any portion of an eligible rollover distribution that consists of a participant loan.

(d)                                 Parent agrees that from and after the Effective Time, all Transferred Employees will be covered by Parent’s Employee Severance Pay Plan Policy which shall be amended in accordance with Schedule 6.10(d) (as so amended, the “Parent Severance Policy”).  Parent agrees not to terminate or amend the Parent Severance Policy for a period of twelve (12) months following the Effective Time in any way that would adversely affect the Transferred Employees.

6.11.                        Notification of Certain Matters.  Each of the Company and Parent shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.  In addition, the Company shall give notice to Parent within five Business Days after the hiring of any employee permitted under clause (ii) of Section 4.01(e).

6.12.                        Covenant Relating to the Tax Status of the Agreement.  Parent and the Company intend for this Agreement to qualify as a stock purchase for all U.S. federal income tax purposes.  Each party will both before and after the Effective Time (i) use reasonable efforts to cause this Agreement to so qualify; (ii) refrain from taking any action (including making any election under Section 338 of the Code) that would reasonably be expected to cause this Agreement to fail to so qualify; and (iii) take the position on all Tax Returns and in any communications with any taxing authority for all purposes that this Agreement so qualifies.

6.13.                        Human Resources Issues.  The Company will consult in good faith with Parent regarding the nature and content of any formal presentation of the transactions contemplated by this Agreement to employees of the Company as a group and will include a Parent representative in any such presentation or any formal group meeting at which the transaction is explained or discussed, under an arrangement that is mutually satisfactory to both parties.  The Company agrees to work in good faith with Parent to facilitate the timely and accurate dissemination of information to employees regarding matters related to the transactions contemplated by this Agreement in such a manner as to cause minimal disruption of the business of the Company and its relationships with its employees and to facilitate the transition of such relationships to Parent or its Subsidiaries, as the case may be.  For the avoidance of doubt, this section is not intended to apply to casual conversations about the transaction or informal meetings initiated by employees, or to prohibit discussion in general, but rather to allow Parent a role in the formal presentation of the transaction to employees, and an opportunity to participate in the significant, formal meetings at which the transaction is explained and discussed.

6.14.                        Third-Party Agreements.  (a)  The Company shall use its commercially reasonable efforts to obtain (i) within sixty (60) days after the date hereof (or  such later time as Parent shall reasonably agree with respect to any particular consent or waiver), the consents or waivers listed in Schedule 5.02(k) or otherwise required to be obtained from any third-parties in connection with the Merger and the transactions contemplated hereby (in such form and content as is approved in writing by Parent) and (ii) the cooperation of such third parties to effect a smooth transition in accordance with Parent’s timetable at or after the Effective Time.  The Company shall cooperate with Parent in minimizing the extent to which any Contracts will continue in effect following the Effective Time, in addition to complying with the prohibition in Section 4.01(l).

(b)                                 Without limiting the generality of Section 6.14(a), the Company shall use all reasonable efforts to provide data processing, item processing and other processing support or outside contractors to assist Parent in performing all tasks reasonably required to result in a successful conversion of the Company’s data and other files and records to Parent’s production environment, when requested by Parent and in such a manner sufficient to ensure that a successful conversion will occur at the time (on or after the Effective Time) designated by Parent.  Among other things, the Company shall:

(i)                                     cooperate with Parent to establish a mutually agreeable project plan to effectuate the conversion;

(ii)                                  use their commercially reasonable efforts to have the Company’s outside contractors continue to support both the conversion effort and its ongoing needs until the conversion can be established;

(iii)                               provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts requested by Parent for use in planning the conversion, as soon as reasonably practicable;

(iv)                              provide reasonable access to the Company’s personnel and facilities and, with the consent of its outside contractors, its outside contractors, personnel and facilities, to enable the conversion effort to be completed on schedule; and

(v)                                 to the extent reasonably practicable, give notice of termination, conditioned upon the completion of the transactions contemplated hereby, of the Contracts of outside data, item and other processing contractors or other third-party vendors when directed to do so by Parent.

(c)                                  Parent agrees that all actions taken pursuant to this Section 6.14 shall be taken in a manner intended to minimize disruption to the customary business activities of the Company.

6.15.                        Shareholder Agreements.  Each Shareholder, as a holder of Company Common Stock, shall execute and deliver to Parent simultaneously with the execution of this Agreement a Shareholder Agreement, committing each such person, among other things, to vote his or her shares of Company Common Stock in favor of the principal terms of the Merger at the Company Meeting and to certain representations and covenants.

6.16.                        Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Parent with full title to all properties, assets, rights, powers, approvals, privileges, immunities and franchises of the Company, the proper officers and directors of each party to this Agreement shall take all such necessary or appropriate action.

6.17.                        Pre-Closing Adjustments.  At or before the Effective Time, the Company shall make such accounting entries or adjustments, including additions to its ALL and charge-offs of loans, as Parent shall direct as a result of its on-going review of the Company (including its review of the information provided to it pursuant to Sections 6.05 and 6.11) or in order to implement its plans following the closing of the transactions constituting the Merger (the “Closing”) or to reflect expenses and costs related to the Merger; provided, however, that unless the adjustment would otherwise be required by applicable law, rule or regulation, or by regulatory accounting principles or GAAP applied on a basis consistent with the financial statements of the Company, (a) the Company shall not be required to take such actions more than one day prior to the Effective Time or prior to the time Parent agrees in writing that all of the conditions to its obligation to close as set forth in Section 7.02 have been satisfied or waived and each of the approvals in Section 7.01(b) have been received, and (b) no such adjustment shall (i) require any filing with any Governmental Authority, (ii) violate any law, rule or regulation applicable to the Company, (iii) otherwise materially disadvantage the Company if the Merger is not consummated or (iv) constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.

6.18.                        Company Stock Options.  Prior to the Effective Time, upon the request of Parent, the Company shall use reasonable best efforts to take such actions as may be necessary such that immediately prior to the Effective Time each unexercised Company Stock Option which would otherwise remain outstanding immediately after the Effective Time, whether or not then exercisable, shall be cancelled and only entitle the holder thereof, as soon as reasonably practicable after surrender thereof, to receive an amount in cash, without interest, from the Company equal to the product of (x) the total number of shares of Company Common Stock subject to the Company Stock Option and (y) the Merger Consideration over the exercise price per share under such Company Stock Option, less any applicable withholding Taxes.  If so requested by Parent, at least five (5) Business Days prior to the Effective Time and prior to any such payment, the Company shall use its reasonable best efforts to obtain a written acknowledgement and waiver (in form and substance reasonably satisfactory to Parent) from each holder of a Company Stock Option (i) confirming that the cash amount to be paid is correct, (ii) authorizing the withholding of all applicable taxes and (iii) such other matters as reasonably determined by Parent (an “Acknowledgment and Waiver”) and shall provide a copy of each such Acknowledgement and Waiver to Parent at least five (5) Business Days prior to the Effective Time.  The Company shall use reasonable best efforts to ensure that, at the Effective Time, each option to purchase a share of Company Common Stock whether or not then exercisable shall terminate and be of no further effect and any rights thereunder to purchase shares of Company Common Stock shall also terminate and be of no further force or effect.

6.19.                        Non-Solicitation Agreement.  Each director of the Company shall execute and deliver to Parent simultaneously with the execution of this Agreement a Non-Solicitation Agreement substantially in the form of Exhibit B hereto.

6.20.                        Parent Offering.  Parent agrees to file a registration statement with the SEC relating to a shelf registration of at least $54,000,000 million of common stock on or before May 16, 2005 and use its commercially reasonable efforts to cause such registration statement to be declared effective within sixty (60) days from the date of this Agreement.  The Company will cooperate with Parent in providing information required for such registration statement.

6.21.                        Deferred Compensation Program.  The Company shall take such actions as may be necessary to terminate, subject to the satisfaction or waiver of all the Company’s conditions set forth in Article VII of this Agreement, its Deferred Compensation Program on or prior to the Effective Time, including the termination or transfer of any insurance policy obtained in connection therewith.

6.22.                        Investment Portfolio.  In consultation with Parent, the Company shall take such actions as may be necessary to liquidate, subject to the satisfaction or waiver of all conditions set forth in Article VII of this Agreement, that portion of its investment portfolio identified by Parent immediately prior to the Effective Date, on terms reasonably satisfactory to Parent.

6.23.                        Progressive Litigation.  Notwithstanding Section 4.01(c), the Company shall be permitted, prior to the Effective Time, to make a one-time special distribution to its shareholders in an aggregate amount not exceeding the net after tax proceeds (after deduction of all legal, administrative and other fees and expenses incurred after December 31, 2004 in connection therewith, including all expenses associated with the making of such distribution), that, prior to the Effective Time, have either been received by the Company or have been agreed to be paid within 30 days after the Effective Time to the Company in connection with the final settlement or other resolution of proceedings initiated by the Company on December 29, 2004, against Progressive Casualty Insurance Company and Elizabeth J. Dowell (the “Progressive Litigation”).  The amount available for such distribution (the “Net After Tax Proceeds”) shall be determined by the Company and set forth in a schedule setting forth in reasonable detail the basis of such determination.  Such schedule shall be delivered to Parent at least five Business Days prior to the earlier of (i) the taking of any action to effectuate the distribution, and (ii) the Effective Time, and the amount of the Net After Tax Proceeds shall be subject to Parent’s approval, which approval shall not be unreasonably withheld.  The Company acknowledges that, upon the Effective Time, neither it nor any of its shareholders shall have any rights with respect to the Progressive Litigation except as expressly set forth in this Section 6.23 with respect to Net After

Tax Proceeds that, prior to the Effective Time, have actually been received by the Company or have been agreed to be so paid to the Company, and that the Company shall have no responsibility with respect to any amounts that any party has agreed to pay the Company after the Effective Time if such amounts are not actually delivered to the Company.  The Company further acknowledges that neither the Company nor any successor to the Company shall have any obligation to distribute to any shareholder of the Company prior to the Effective Time, by dividend or otherwise, any amounts received by the Company or any such successor at any time 31 days or more after the Effective Time in connection with the Progressive Litigation.  In addition, notwithstanding the foregoing, no such distribution shall be made unless full releases of the Company with respect to any counterclaims or other related claims against the Company, in form satisfactory to Parent, shall have become effective, final and irrevocable prior to the Effective Time and, in the case of funds to be delivered after the Effective Time, there are no contingencies to such delivery of funds other than the agreed upon passage of time.  In addition, in the event such distribution shall be made after the Effective Time, the Company shall, prior to the Effective Time, establish a committee consisting of one or more current directors of the Company which shall oversee the administration of such distribution, it being understood that the sole obligation of the Company and Parent under such circumstance shall be to deliver the Net After Tax Proceeds actually received by it.  The Company shall not expend any additional financial or other resources (including, without limitation, through the retention of additional lawyers or law firms) in order to expedite the settlement or other resolution of the Progressive Litigation.

6.24.                        Special Distribution.  In the event that Larry G. Frampton elects to exercise the Company Stock Options for 25,000 shares of Company Common Stock granted to him on May 8, 1998 and/or Fred Dooman elects to exercise the Company Stock Options for 4,000 shares of Company Common Stock granted to him on July 20, 1999, in either case prior to the Effective Time, the Company shall promptly notify Parent of such exercise of Company Stock Options, indicating the number of shares of Common Stock issued and the exercise price paid in connection therewith.  Immediately prior to the Effective Time, the Company and Parent shall jointly determine the aggregate exercise price paid in connection with all such exercises of Company Stock Options by Messrs. Frampton and Dooman (the “Special Distribution Amount”), and the Company shall remit such Special Distribution Amount to the Paying Agent.  The Special Distribution Amount so paid to the Paying Agent shall become a part of the Exchange Fund and shall be distributed by the Paying Agent in the manner contemplated by Article III of this Agreement.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

7.01.                        Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or written waiver at or prior to the Effective Time of each of the following conditions:

(a)                                  Shareholder Approvals.  The principal terms of the Merger shall have been duly approved by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote and shall have been duly approved by the sole shareholder of Merger Subsidiary in accordance with applicable law and the articles of incorporation and bylaws of each such corporation.

(b)                                 Regulatory Approvals.  All regulatory approvals required to consummate the transactions contemplated hereby, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Parent Board reasonably determines in good faith would (i) following the Effective Time, have a material adverse effect on Parent and its Subsidiaries taken as a whole or reduce the benefits of the transactions contemplated by this Agreement to such a degree that Parent would not have entered into this Agreement had such conditions, restrictions or requirements been known as of the date hereof, in each case other than conditions relating to the capital of Parent.

(c)                                  No Injunction; No Litigation.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated by this Agreement.

7.02.                        Conditions to Obligation of the Company to Effect the Merger.  The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver prior to the Effective Time of each of the following additional conditions:

(a)                                  Representations and Warranties.  The representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date).  For purposes of this paragraph, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be true and correct, either individually or in the aggregate, and without giving effect to any materiality, material adverse effect or similar qualifications set forth in such representations and warranties, will have or would reasonably be expected to have a Material Adverse Effect on Parent.  Parent shall have performed, in all material respects, each of its covenants and agreements contained in this Agreement.  The Company shall have received a certificate, dated as of the Effective Time, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(b)                                 Performance of Obligations of Parent.  Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed by an executive officer of Parent, dated as of the Effective Time, to such effect.

7.03.                        Conditions to Obligation of Parent to Effect the Merger.  The obligation of Parent to consummate the Merger is also subject to the fulfillment or written waiver by Parent prior to the Effective Time of each of the following conditions:

(a)                                  Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date).  For purposes of this paragraph, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be true and correct, either individually or in the aggregate, and without giving effect to any materiality, material adverse effect or similar qualifications set forth in such representations and warranties, will have or would reasonably be expected to have a Material Adverse Effect on the Company.  The Company shall have performed, in all material respects, each of its covenants and agreements contained in this Agreement.  Parent shall have received a certificate, dated as of the Effective Time, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

(b)                                 Updated Disclosure Schedule.  The Disclosure Schedule shall be updated and made current as of the day prior to the Effective Time and a draft of the updated Disclosure Schedule shall have been delivered to Parent no later than seventy-two (72) hours prior to the Effective Time; such update of the Disclosure Schedule shall not have the effect of curing any breach of, or otherwise in any way affect, the representations and warranties set forth in Section 5.02.

(c)                                  Performance of Obligations of Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the Effective Time, to such effect.

(d)                                 Non-Solicitation Agreement.  Parent shall have received a Non-Solicitation Agreement executed and delivered by each director of the Company and by each Executive, as contemplated by Section 6.19, which shall be in full force and effect.

(e)                                  Shareholders Agreement.  The Shareholders shall have performed in all material respects all obligations required to be performed by them under the Shareholder Agreements.

(f)                                    Shareholders’ Equity and Reserves.  As of the last business day of the month reflected in the Closing Financial Statements (the “Shareholders’ Equity Measuring Date”), (i) the Adjusted Shareholders’ Equity of the Company shall not be less than $20,157,581 and (ii) the Company’s ALL shall not be less than $1,519,926, in each case as determined in accordance with GAAP.  For purposes of this Section 7.03(f), “Adjusted Shareholders’ Equity” means the equity of the Company as set forth in the Closing Financial Statements (as defined in Section 7.03(g) below), not taking into account any gains or losses on or changes in fair market value of securities of the Company from such calculation (including without limitation any gains or losses realized as a result of actions taken by the Company in compliance with Section 6.22), and (i) deducting therefrom any amount attributable to the proceeds of the Progressive Litigation, and (ii) adding the sum of (v) all amounts paid or accrued with respect to severance, retention and other payments pursuant to the Retention Letters disclosed on Schedule 5.02(m) of the Disclosure Schedule, (w) all amounts paid or accrued in connection with any actions taken pursuant to Sections 6.17 to the extent that such actions were not necessary to bring the Company into conformity with GAAP or any applicable rule or regulation of any Governmental Authority, (x) all amounts paid or accrued in connection with any actions taken pursuant to Section 6.21 to the extent in excess of amounts accrued on the Company’s balance sheet as of December 31, 2004 with respect to the Deferred Compensation Program referred to in Section 6.21, (y) all fees and expenses of all attorneys, accountants, investment bankers and other advisors and agents for the Company (“Advisors”) for services rendered solely in connection with the transactions contemplated by this Agreement (collectively, “Professional Fees”) paid by the Company prior to the Effective Time and which do not exceed in the aggregate $400,000 plus the amount of fees and expenses payable to KBW pursuant to the terms of its engagement as disclosed under Section 5.02(l) (but not including any amounts paid on account of proceeds from the Progressive Litigation) and (z) the aggregate amount paid by the Company, if any, in order to satisfy its obligation to take all action as may be necessary to cancel the Company Stock Options pursuant to Section 6.18.

(g)                                 Closing Financial Statements.  At least four (4) Business Days prior to the Effective Time, the Company shall provide Parent with the Company’s financial statements presenting the financial condition of the Company as of the close of business on the last day of the last month ended prior to the Effective Time and the Company’s results of operations for the period January 1, 2005 through the close of business on the last day of the last month ended prior to the Effective Time (the “Closing Financial Statements”); provided, however, that if the Effective Time occurs on or before the fifth Business Day of the month, the Company shall have provided financial statements as of and through the second month preceding the Effective Time of the Merger.  Such financial statements (except for the footnotes thereto) shall have been prepared in all material respects in accordance with GAAP and regulatory accounting principles and other applicable legal and accounting requirements, and reflect all period-end accruals and other adjustments.  Such financial statements shall be accompanied by a certificate of the Company’s Chief Financial Officer, dated as of the Effective Time, to the foregoing effect and to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of the Company in all material respects.

(h)                                 Quarterly Financial Statements.  Parent shall have received copies of the Company’s unaudited financial statements with respect to each fiscal quarter of the Company subsequent to December 31, 2004 and prior to the Effective Time (but only to the extent SEC Documents containing such financial statements were theretofore required to be filed with the Federal Reserve Board).

(i)                                     Consents.  The Company shall have obtained each of the consents listed in Schedule 5.02(k) of the Disclosure Schedule and any consents of the type required to be identified in Schedule 5.02(k) of the Disclosure Schedule but were not so identified as of the date of this Agreement, except where the failure to obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect..  A copy of each such consent shall have been delivered to Parent.

(j)                                     Transaction Expenses.  The Company shall have used its reasonable best efforts to cause its Advisors to submit final bills or estimates of final bills for all Professional Fees to the Company at least two (2) Business Days prior to the Effective Time.  Based upon such final bills or estimates of such final bills, the Company shall have paid all Professional Fees in full prior to the Effective Time, and Parent shall have received written evidence from the Company to such effect prior to the Effective Time; provided, that Parent shall have been given a reasonable opportunity to review and comment on all invoices, bills and estimates relating to such Professional Fees prior to their payment; provided, further, that the aggregate amount of such Professional Fees shall be reasonable and shall in no event exceed $400,000 plus the amount of fees and expenses payable to KBW pursuant to the terms of its engagement as disclosed under Section 5.02(l).  In no event shall Parent be liable for any such Professional Fees or for any amounts payable to the Company’s Advisors.

(k)                                  Directors’ Resignations.  Parent shall have received the written resignation of each director of the Company (in such director’s capacity as a director of the Company), effective as of the Effective Time.

(l)                                     Dissenting Shareholders.  At the Effective Time, the Company shall have complied with its obligations and duties under CCC §1300 with respect to the rights of Dissenting Shareholders.

ARTICLE VIII

TERMINATION

8.01.                        Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by shareholders of the Company and Merger Subsidiary referred to in Section 7.01(a) by the mutual written consent of Parent and the Company by action of their respective boards of directors.

8.02.                        Termination by Either Parent or the Company.  (a)  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by shareholders of the Company and Merger Subsidiary referred to in Section 7.01(a), by action of the board of directors of either Parent or the Company in the event:

(i)                                     The Merger is not consummated by December 31, 2005 except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of (A) the party seeking to terminate pursuant to this Section 8.02(a), (B) Merger Subsidiary (if Parent is the party seeking to terminate) or (C)

any of the Shareholders (if the Company is the party seeking to terminate), which action or inaction is in violation of its obligations under this Agreement or, in the case of the Shareholders, his obligations under the relevant Shareholder Agreement.

(ii)                                  (A)  The approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final and nonappealable action of such Governmental Authority or an application therefor shall have been permanently withdrawn at the invitation, request or suggestion of a Governmental Authority or (B) the approval by shareholders of the Company referred to in Section 7.01(a) herein is not obtained at the Company Meeting.

(b)                                 This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by shareholders of the Company and Merger Subsidiary referred to in Section 7.01(a):

(i)                                     by action of the Parent Board: in the event of (A) a breach by the Company of any representation or warranty contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the Company of such breach, or (B) a material breach by the Company of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the Company of such breach.

(ii)                                  by action of the Company Board: in the event of (A) a breach by Parent of any representation or warranty contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to Parent of such breach, or (B) a material breach by Parent of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the Parent of such breach.

(c)                                  For purposes of Section 8.02(b), the representations and warranties contained herein shall be deemed to have been breached by either the Company or Parent only if the failure of such representations and warranties to be true and correct, either individually or in the aggregate, and without giving effect to any materiality, material adverse effect or similar qualifications set forth in such representations and warranties, will have or would reasonably be expected to have a Material Adverse Effect on the breaching party.

8.03.                        Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval by shareholders of the Company and Merger Subsidiary referred to in Section 7.01(a), by action of the board of directors of the Company if (i) the Company is not in material breach of any of the terms of this Agreement, (ii) the board of directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (iii) Parent does not make, within ten (10) business days of receipt of the Company’s written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the shareholders of the Company as the Superior Proposal and (iv) the Company prior to such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.05(b).  The Company agrees (x) that it will not enter into a binding agreement referred to in clause (ii) above until at least the eleventh (11th) Business Day after it has provided the notice to Parent required hereby and (y) to notify Parent promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification.

8.04.                        Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval by shareholders of the Company and Merger Subsidiary referred to in Section 7.01(a), by action of the Parent Board, in the event that:

(a)                                  There is a material breach by a Shareholder or Shareholders of any of the representations, warranties, covenants or agreements contained in any Shareholder Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party or parties of such breach.

(b)                                 The Company or any of the other Persons described in Section 6.07 as affiliates, representatives or agents of the Company shall take any of the actions that would be proscribed by Section 6.07 but for the proviso therein allowing certain actions to be taken pursuant to clause (B), (C) or (D) of Section 6.07 under the conditions set forth therein.

(c)                                  The Company shall have breached Section 6.07 or the Company Board shall have adopted any resolution inconsistent with its approval of this Agreement or the Merger, failed to make its recommendation referred to in Section 6.02, withdrawn such recommendation or adversely modified or changed such recommendation or failed to reconfirm its recommendation of this Agreement within five (5) Business Days after a written request by Parent to do so.

8.05.                        Effect of Termination and Abandonment.  (a)  In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in Section 9.01) shall become void and of no effect with no liability or further obligation on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any breach of this Agreement.

(b)                                 In the event that (i) an Acquisition Proposal shall have been made to the Company or any of its stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company and thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 8.02(a)(ii)(B), (ii) this Agreement is terminated by the Company pursuant to Section 8.03 or (iii) this Agreement is terminated by the Parent pursuant to Section 8.04, then the Company shall promptly, but in no event later than five (5) Business Days after the date of such termination, pay a termination fee, representing liquidated damages, of $3,000,000 (the “ParentTermination Fee”) payable by wire transfer of immediately available funds to an account specified by Parent.

(c)                                  In the event that this Agreement is terminated by the Company pursuant to (i) Section 8.02(a)(i) due to the failure of Parent (A) to have sufficient funds to deliver the aggregate Merger Consideration in connection with the consummation of the Merger or (B) to have sold, by September 30, 2005 (the “Equity Sale Date”), common equity in an amount not less than $54,000,000, or (ii) Section 8.02(b)(ii) due to Parent’s breach of Section 6.20 (after giving effect to the cure period specified therein), then Parent shall promptly, but in no event later than five (5) Business Days after the date of such termination, pay a termination fee, representing liquidated damages, of $3,000,000 (the “Company Termination Fee”) payable by wire transfer in immediately available funds to an account specified by the Company.  Notwithstanding the foregoing, the Company Termination Fee shall not be payable pursuant to clause (i) (B) above unless Parent shall have received, at any time upon Parent’s request prior to the Equity Sale Date, written confirmation from the Company that it is not in material breach of any representation, warranty or covenant in this Agreement and that it believes, reasonably and in good faith, that all of the conditions to Parent’s obligation to effect the Merger will be satisfied on or prior to December 31, 2005.

(d)                                 The Company and Parent agree that the agreements contained in paragraphs (b) and (c) above are an integral part of the transactions contemplated by this Agreement, that without such agreements Parent and the Company would not have entered into this Agreement, and that such amounts specified therein do not constitute a penalty.  If the applicable party fails to promptly pay to the other party the amounts due under paragraph (b) or (c) above within the time period specified therein, the party required to make payment thereunder shall pay all costs and expenses (including attorneys’ fees) incurred by the other party in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the publicly announced prime rate of Bank of America from the date such amounts were required to be paid.

ARTICLE IX

MISCELLANEOUS

9.01.                        Survival.  This Article IX and the agreements of the Company and Parent contained in Sections 6.09, 6.10 and 6.12 shall survive the consummation of the Merger.  This Article IX and the agreements of the Company and Parent contained in Sections 6.05(d) and 8.05 shall survive the termination of this Agreement.  All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.02.                        Waiver; Amendment.  Prior to the Effective Time, any provision of this Agreement may be (i) waived in whole or in part by the party benefited by the provision or by both parties or (ii) amended or modified at any time by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the Company Meeting, this Agreement may not be amended if it would reduce the aggregate value of the Merger Consideration to be received by the Company’s shareholders in the Merger without any subsequent approval by such shareholders or be in violation of applicable law.

9.03.                        Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed to constitute an original but all of which together shall constitute one and the same instrument.

9.04.                        Governing Law, Jurisdiction and Venue; Waiver of Jury Trial.  (a)  THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA.  The parties hereby irrevocably submit to the jurisdiction of the courts of the State of California and the federal courts of the United States of America located in the Central District of the State of California solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such documents, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such California state or federal court.  The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.06 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

(b)                                 EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.04.

9.05.                        Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

9.06.                        Notices.  All notices, requests, instructions and other communications to be given hereunder by any party to the other shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail, postage prepaid (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the other party.

If to the Company to:

First American Bank
8941 East Valley Blvd.
Rosemead, California 91770
Attention: Larry G. Frampton
Telephone: (626) 287-6100
Facsimile: (626) 285-0225

With copies to:

Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067-1725
Attention: Stanley F. Farrar
Telephone: (310) 712-6600
Facsimile: (310) 712-8800

If to Parent or Merger Subsidiary to:

First Community Bancorp
120 Wilshire Blvd.
Santa Monica, CA 90401
Attention: Jared M. Wolff
Telephone: (310) 458-1531 ext. 286
Facsimile: (310) 451-4555

With a copy to:

Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, CA 90067
Attention: Ken Ikari, Esq.
Telephone: (310) 203-7601
Facsimile: (310) 203-7199

9.07.                        Entire Understanding; No Third Party Beneficiaries.  This Agreement (including the Disclosure Schedule attached hereto and incorporated herein) the Shareholder Agreements and the Non-Solicitation Agreement constitute the entire agreement of the parties hereto and thereto with reference to the transactions contemplated hereby and supersede all other prior agreements, understandings, representations and warranties, both written and oral, between the parties or their officers, directors, agents, employees or representatives, with respect to the subject matter hereof.  Except for Section 6.08, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.08.                        Effect.  No provision of this Agreement shall be construed to require the Company, Parent or any Subsidiaries, affiliates, directors or officers of any of them to take any action or omit to take any action which action or omission would violate applicable law (whether statutory or common law), rule or regulation.

9.09.                        Severability.  Except to the extent that application of this Section 9.09 would have a Material Adverse Effect on the Company or Parent, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.10.                        Enforcement of the Agreement.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.11.                        Interpretation.  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

9.12.                        Assignment.  This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly-owned direct or indirect Subsidiary in lieu of Merger Subsidiary, in which event all references herein to Merger Subsidiary shall be deemed references to such other Subsidiary.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

FIRST COMMUNITY BANCORP

By:	/s/ Matthew P. Wagner
	Name:	Matthew P. Wagner
	Title:	President and Chief Executive Officer

FIRST AMERICAN BANK

By:	/s/ Larry G. Frampton
	Name:	Larry G. Frampton
	Title:	Chairman and Chief Executive Officer

Signature Page to the Merger Agreement

EXHIBIT A	Form of Shareholder Agreement
EXHIBIT B	Form of Non-Solicitation Agreement
EXHIBIT C	Form of Agreement of Merger

Disclosure Schedule